MID PENN BANCORP, INC.

349 Union Street

Millersburg, Pennsylvania 17061

September 28, 2017

VIA EDGAR

Division of Corporation Finance

Attention: Christopher Dunham, Staff Attorney

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Mid Penn Bancorp, Inc.
Registration Statement on Form S-4 filed on August 17, 2017, as amended by Amendment No. 1 to Registration Statement on S-4 filed on
September 22, 2017 and by Amendment No. 2 to Registration Statement on
S-4 filed on September 28, 2017
File No. 333-220020

Dear Mr. Dunham:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mid Penn Bancorp, Inc. (the “Company”), hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-4 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Friday, September 29, 2017, at 3:00 p.m., or as soon as practicable thereafter.

Please contact Sunjeet S. Gill, of Stevens & Lee, P.C. at (610) 205-6076 with any questions you may have concerning this request. In addition, please notify Mr. Gill by telephone when this request for acceleration has been granted.

Very truly yours,

MID PENN BANCORP, INC.

By:	/s/ Rory G. Ritrievi
Name:	Rory G. Ritrievi
Title:	President and Chief Executive Officer

cc.	Sunjeet S. Gill, Esq.
William Harvey, Esq.